SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of March 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                         Form 20-F  X     Form 40-F
                                   ---              ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                     ---     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                           Genesys Conferencing Logo


FOR IMMEDIATE RELEASE

                    Genesys Conferencing Executes First Phase
                   of North American Call Center Consolidation


 Bedford Massachusetts Call Center Closed, Traffic re-routed to Reston, Virginia

Denver, Colorado and Montpellier, France - March 26, 2002 -- Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, announced today it has executed the first phase of its consolidation plans for its North American call centers as announced earlier this year. The company's Bedford, Massachusetts call center closed on March 20th, and all traffic generated through that site has been re-routed to its Reston, Virginia facility.

Genesys Conferencing announced on February 6, 2002 plans to consolidate its six North American call centers into three multimedia "super centers," to provide higher levels of customer service and improve operating efficiencies. In addition to the closing of the Bedford center, call centers affected include Montgomery, Alabama and Denver, Colorado.

Genesys Conferencing expects to record a pre-tax restructuring charge in connection with the closing of three of its call centers of approximately
(euro)4.0 million (US$3.6 million) in the first quarter ending March 31, 2002. The company estimates annual cost savings from this consolidation in the range of (euro)3.5 million (US$3.1 million) to (euro)4.0 million (US$3.6 million) starting in the third quarter of 2002.

"Our consolidation plan is actually ahead of schedule," said Margie Medalle, President and COO Genesys Conferencing North America. "Our Reston Virginia facility has successfully absorbed the increased call center volume, while keeping the changes transparent to our clients. The continued growth of our automated services was instrumental in our decision to consolidate our call centers, which we believe will create substantial cost benefits and operational synergies across our company."

About Genesys Conferencing
Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).

Forward-Looking Statements
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the form F4 registration statement which was filed by Genesys with the Securities and Exchange Commission on February 12, 2001. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

      Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP
                                 www.genesys.com

Michael E. Savage                                    Paul Joyal
Chief Financial Officer                              Press Relations
Direct Line: +33 4 99 13 27 34                       1-781-761-6231
mike.savage@genesys.com                              paul.joyal@genesys.com


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 26, 2002

                                        GENESYS SA


                                        By: /s/ Pierre Schwich
                                            ------------------------------------
                                            Name:  Pierre Schwich
                                            Title: Executive Vice President,
                                                   Audit, Financial Planning and
                                                   Investor Relations